Exhibit 99

November 7, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby inform that a penalty of Rs. 18.39 crore has been imposed on the Bank by Deputy Commissioner of State Tax, Andhra Pradesh for matter/s mentioned in the below table.

Sr. no	Particulars	Details
1.	Name of the authority	Deputy Commissioner of State Tax, Andhra Pradesh
2.	Period Involved	F.Y. 2017-18 to F.Y. 2021-22
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit, ineligible input tax credit - Order passed under section 74 of CGST and APGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	06-11-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit, ineligible input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 45.93 crore (includes tax, interest and penalty)

The Bank is evaluating appropriate legal remedy, including appeal, as per law.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight